UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

ZAGG Inc
(Exact name of registrant as specified in its charter)

Nevada	001-34528	20-2559624
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3855 South 500 West, Suite J Salt Lake City, Utah 84115
(Address of principal executive offices)

Brandon T. O’Brien, Chief Financial Officer
801 263 0699
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]           Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01                      Conflict Minerals Disclosure Report

This Specialized Disclosure Report on Form SD (“Form SD”) of ZAGG Inc (“ZAGG” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period.

The Company has evaluated its product lines and has determined that certain products the Company contracts to manufacture (the “Covered Products”) contain tin, tungsten, tantalum or gold, which are defined as “Conflict Minerals” under the Exchange Act, and one or more of such minerals are necessary to the functionality or production of certain Covered Products. The Company then conducted a reasonable country of origin inquiry (“RCOI”) to ascertain if any Conflict Minerals in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country” and collectively, the “Covered Countries”).

To conduct the aforementioned evaluation, ZAGG created and implemented a Conflict Minerals Policy that requires its suppliers to undertake reasonable due diligence within their supply chains to ensure the Conflict Minerals used in ZAGG products do not originate from the Covered Countries. To comply with the Company’s Conflict Mineral’s Policy, each applicable supplier is required to report annually to the Company regarding Conflict Minerals used in products manufactured for ZAGG.

ZAGG notified suppliers of the Conflict Minerals Policy, and conducted a good faith RCOI with respect to the Conflict Minerals within its supply chain. The RCOI included the preparation and electronic distribution of a questionnaire to all suppliers with whom ZAGG contracted to manufacture products during the reporting period. ZAGG reviewed and validated all supplier responses and followed-up with suppliers regarding the responses as necessary. Based on this good faith RCOI, the Company has no reason to believe any of the Conflict Minerals necessary for the functionality or production of the Covered Products during the reporting period originated in the Covered Countries.

ZAGG continues to update and notify its suppliers as necessary regarding its Conflict Minerals Policy and requires suppliers to respond annually to its questionnaire.

A copy of this disclosure can also be found by visiting the Investor Relations section of the Company’s corporate website at www.zagg.com.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAGG Inc

By:	/s/ BRANDON T. O’BRIEN
Brandon T. O’Brien
Chief Financial Officer
Date: June 5, 2014

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